EXHIBIT 99.1

ENERGY POWER SYSTEMS LIMITED
Suite 301, 2 Adelaide Street West
Toronto, M5H 1L6

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the “Meeting”) of shareholders of Energy Power Systems Limited (the “Corporation”) will be held at the offices of WeirFoulds LLP, The Exchange Tower, 130 King Street West, Suite 1600, Toronto, Ontario on Friday, the 28th day of December, 2001 at the hour of 11:00 o’clock in the forenoon (Toronto time), to:

1.	Receive and consider the audited consolidated financial statements of the Corporation for the year ended June 30, 2001, together with the report of the auditors thereon;

2.	Elect directors of the Corporation until the next annual meeting of shareholders;

3.	Appoint BDO Dunwoody LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of the shareholders of the Corporation and authorize the directors to fix the auditors’ remuneration;

4.	Consider and, if thought advisable, to approve a resolution, in the form of the proposed resolution set forth in Exhibit “1” to the accompanying Management Information Circular, the text of which is incorporated herein by reference authorizing the issuance by the Corporation of up to 8,075,145 additional common shares by way of private placements and/or acquisitions during the period of one year following shareholders’ approval;

5.	Consider and, if thought advisable, to authorize and approve a resolution, in the form of the proposed resolution set forth in Exhibit “2” to the accompanying Management Information Circular, the text of which is incorporated herein by reference authorizing the Corporation to amend the Stock Option Plan, and

6.	Transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in the management information circular of the Corporation (the “Circular”) accompanying and forming part of this Notice.

This Notice and the accompanying Circular have been sent to each director of the Corporation, each shareholder of the Corporation entitled to notice of the Meeting and to the auditors of the Corporation.

A copy of the Annual Report containing the above referenced financial statements accompanies this Notice together with the unaudited consolidated financial statements for the three-month period ending September 30th, 2001.

Shareholders who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy to the Corporation c/o Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3.

     DATED at Toronto, Ontario this 19th day of November 2001.

BY ORDER OF THE BOARD

“JAMES C. CASSINA” President and CEO

NOTES:

1.	As provided in the Business Corporations Act (Ontario), shareholders registered on the books of the Corporation at the close of business on November 22, 2001 are entitled to notice of the Meeting.

2.	Shareholders registered on the books of the Corporation at the close of business on November 22, 2001 are entitled to vote at the Meeting.

3.	The directors have fixed the hour of 4:00 p.m. in the afternoon on the last business day preceding the day of the Meeting or any adjournment thereof before which time the instrument of proxy to be used at the Meeting must be deposited with the Corporation, c/o Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.